CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Six Months Ended
	June 30,
	2005	2004

Income from continuing operations before income taxes	$1,102	$1,071

Adjustments:
Loss from equity investee	(1)	--

Income from continuing operations before income taxes, as adjusted	$1,101	$1,071

Fixed charges included in income:

Interest expense	$53	$55
Interest portion of rental expense	18	24

	71	79

Interest credited to contractholders	1	418

	$72	$497

Income available for fixed charges (including interest
credited to contractholders)	$1,173	$1,568

Income available for fixed charges (excluding interest
credited to contractholders)	$1,172	$1,150

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	16.3	3.2

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	16.5	14.6